Exhibit 12

LINCOLN NATIONAL CORPORATION AND SUBSIDIARIES

HISTORICAL RATIO OF EARNINGS TO FIXED CHARGES

(dollars in millions)

	For the Six
	Months Ended
	June 30,
	2013	2012
Income (loss) from continuing operations before taxes	$723	$750
Sub-total of fixed charges	137	142
Sub-total of adjusted income (loss)	860	892
Interest on annuities and financial products	1,228	1,240
Adjusted income (loss) base	$2,088	$2,132
Fixed Charges
Interest and debt expense	$129	$135
Interest expense related to uncertain tax positions	1	1
Portion of rent expense representing interest	7	6
Sub-total of fixed charges excluding interest on
annuities and financial products	137	142
Interest on annuities and financial products	1,228	1,240
Total fixed charges	$1,365	$1,382

Ratio of sub-total of adjusted income (loss) to sub-total
of fixed charges excluding interest on annuities and
financial products	6.28	6.28
Ratio of adjusted income (loss) base to total fixed
charges	1.53	1.54